UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 17, 2018, Husky Energy announced it will begin taking steps to suspend operations of its SeaRose floating production, storage and offloading vessel (FPSO) and associated production facilities offshore Newfoundland and Labrador.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
Date: January 17, 2018		SENIOR VICE PRESIDENT, GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy to Suspend SeaRose Operations

Husky Energy will begin taking steps to suspend operations of its SeaRose floating production, storage and offloading vessel (FPSO) and associated production facilities offshore Newfoundland and Labrador.

This is being undertaken to comply with an order received today from the Canada-Newfoundland and Labrador Offshore Petroleum Board (C-NLOPB), related to an iceberg management incident that occurred in March 2017.

“We could have and should have responded differently according to the pre-existing plan, and we will learn from this incident. We will work with the C-NLOPB and take the actions necessary to satisfy the regulator,” said CEO Rob Peabody.

The suspension of operations will take place in a safe, controlled and environmentally prudent manner, while maintaining the integrity of the installation.

Husky will undertake all steps necessary to comply with the directives of the C-NLOPB. A number of measures have already been put in place to further improve ice management operations.

The safety of personnel and the protection of the environment remains Husky’s number one priority.

Current production from the SeaRose FPSO is approximately 27,000 barrels of oil per day (Husky working interest, before royalties).

Updates will be provided as available.

Investor and Media Inquiries:

Mel Duvall, Manager, Media & Issues

403-513-7602

Rob Knowles, Manager, Investor Relations

587-747-2116